Exhibit 99.9

Schering AG
Annual Financial Statements
as of December 31, 2005

BALANCE SHEET OF SCHERING AG
(€ thousand)

ASSETS	NOTE		Dec. 31, 2005		Dec. 31, 2004

Intangible assets	(3)		167,460		183,577
Tangible fixed assets	(4)		498,044		514,305

Shares in affiliated companies	(5)	1,610,772		1,591,984
Other financial assets	(6)	30,359		56,829

Financial assets			1,641,131		1,648,813

Fixed assets	(2)		2,306,635		2,346,695

Inventories	(7)		641,527		730,204

Trade receivables		116,672		109,230
Receivables from affiliated companies		404,577		329,757
Other receivables and assets	(8)	187,085		138,925

Receivables and Other assets			708,334		577,912

Securities and liquid assets	(9)		1,687,909		1,166,508

Current assets			3,037,770		2,474,624

			5,344,405		4,821,319

EQUITY AND LIABILITIES	NOTE		Dec. 31, 2005		Dec. 31, 2004

Subscribed capital *)	(10)	194,000		194,000
Capital reserves	(10)	334,494		334,494
Revenue reserves	(11)	1,037,467		884,467
Unappropriated profit		232,800		194,000

Equity			1,798,761		1,606,961
Special tax-allowable reserves	(12)		172,378		183,603

Provisions for pensions and similar obligations	(13)	1,298,656		1,262,984
Other provisions	(14)	472,461		557,711

Provisions			1,771,117		1,820,695

Liabilities to banks		226,411		193,302
Other liabilities		1,375,738		1,016,758

Liabilities	(15)		1,602,149		1,210,060

			5,344,405		4,821,319

*)	Contingent capital 15,000

INCOME STATEMENT OF SCHERING AG
(€ thousand)

	NOTE	2005		2004

Net Sales	(18)		2,581,364		2,401,698
Cost of sales	(19)	–	981,297	–	937,752

Gross profit	(19)		1,600,067		1,463,946

Cost of
Marketing and sales		–	425,296	–	393,774
Engineering and administration	(20)	–	216,325	–	219,804
Research and development		–	731,405	–	658,009

Other operating income	(21)		448,338		395,260
Other operating expenses	(22)	–	272,408	–	206,123

Operating profit			402,971		381,496

Net income from long-term equity investments	(23)		144,820		59,969
Interest result	(24)	–	112,351	–	28,155
Other financial result	(25)		17,458	–	10,750

Profit from ordinary activities			452,898		402,560

Extraordinary expense	(26)		—	–	60,697

Net profit before tax			452,898		341,863

Income taxes	(27)	–	71,098	–	120,467

Profit for the period		–	381,800		221,396

Appropriation of net profit
Profit for the period			381,800		221,396
Retained profits brought forward			4,000		2,604
Appropriation to revenue reserves		–	153,000	–	30,000

Unappropriated profit			232,800		194,000

The annual financial statements and the management report of Schering AG for fiscal year 2005 are published in the Bundesanzeiger (German Federal Gazette) and filed with the commercial register of the Charlottenburg, Berlin, Local Court. The management report of Schering AG has been combined with the group management report. It has been published in our Annual Report 2005.

STATEMENT OF CHANGES IN FIXED ASSETS (€ thousand)

	Cost
	Jan. 1, 2005	Additions	Disposals	Reclassifications		Dec. 31, 2005

Industrial and similar rights and assets	364,199	50,753	38,123			376,829

Intangible assets	364,199	50,753	38,123		—	376,829

Land, land rights, and buildings, including buildings on third-party land	682,285	887	994		1,780	683,958
Technical equipment and machinery	1,014,772	23,660	32,566		9,654	1,015,520
Other equipment, operating and office equipment	418,193	30,468	32,473		2,125	418,313
Advance payments and assets under construction	22,225	24,687	16	–	13,559	33,337

Tangible fixed assets	2,137,475	79,702	66,049		0	2,151,128

Shares in affiliated companies	1,723,958	18,788	674			1,742,072
Other equity investments	34,737		7			34,730
Other loans	37,769		27,433			10,336

Financial assets	1,796,464	18,788	28,114		—	1,787,138

Fixed assets of Schering AG	4,298,138	149,243	132,286		0	4,315,095

SHAREHOLDINGS OF SCHERING AG1 (as of Dec 31, 2005)

	% of
Name and location of company	equity	Equity[2]	Result[2]

Affiliated companies

Germany

Schering Deutschland Holding AG, Hamburg[3]	100.0	283	4
Jenapharm GmbH & Co. KG, Jena[3]	100.0	70	35
Intendis GmbH, Berlin[3]	100.0	14	– 1

Europe (excl. Germany)

N.V. Schering S.A., Diegem/Belgium	100.0	26	0
Schering Oy, Turku/Finland	100.0	322	98
Schering S.A.S., Lys-Lez-Lannoy/France[3]	100.0	163	– 43
Schering Holdings Ltd., Burgess Hill/United Kingdom[3]	100.0	7	6
Schering S.p.A., Milan/Italy[3]	100.0	117	24
Schering Nederland B.V., Weesp/Netherlands	100.0	43	3
Schering Austria Ges.m.b.H, Vienna/Austria	100.0	313	9
Schering Lusitana Lda., Mem Martins/Portugal	100.0	22	4
Schering (Schweiz) AG, Baar/Switzerland	100.0	10	3
Schering Espana S.A., Madrid/Spain[3]	99.9	122	13
Schering Alman llac ve Ecza Ticaret Ltd., Sirketi, Istanbul/Turkey	100.0	13	0

[1]	Insofar as the companies concerned are not insignificant. [1]The complete list of the Group’s ownership interests is filed with the Commercial Register of the Charlottenburg Local Court, Berlin.

[2]	Amounts in €m. The amounts in the local currency of companies located outside the euro zone were translated at the middle rate at December 31, 2005.

[3]	Amounts include consolidated subsidiaries.

Accumulated depreciation, amortization, and write-downs						Carrying
		Reversals of				amounts
Jan. 1, 2005	Additions	write-downs	Disposals	Reclassifications	Dec. 31, 2005	Dec. 31, 2005	Dec. 31, 2004

180,622	62,690		33,943		209,369	167,460	183,577

180,622	62,690	—	33,943	—	209,369	167,460	183,577

453,399	17,346		979	400	470,166	213,792	228,886
850,182	38,240	50	31,452	– 433	856,487	159,033	164,590
319,589	35,867	1	29,057	33	326,431	91,882	98,604

						33,337	22,225

1,623,170	91,453	51	61,488	0	1,653,084	498,044	514,305

131,974			674		131,300	1,610,772	1,591,984
10,731		1,153			9,578	25,152	24,006
4,946	589		406		5,129	5,207	32,823

147,651	589	1,153	1,080	—	146,007	1,641,131	1,648,813

1,951,443	154,732	1,204	96,511	0	2,008,460	2,306,635	2,346,695

	% of
Name and location of company	equity	Equity[2]	Result[2]

North America
Schering Berlin Inc., Wilmington, Del./U.S.A.[3]	100.0	908	126
Berlex Canada Inc., Pointe-Claire/Canada	100.0	19	3

Latin America
Schering Argentina S.A.I.C., Buenos Aires/Argentina	100.0	17	1
Schering do Brasil Ltda., Sao Paulo/Brazil	100.0	68	2
Schering Colombiana SA, Bogota/Colombia	100.0	38	–2
Schering Mexicana S.A., Mexico City/Mexico	100.0	55	3

Asia/Australia
P.T. Schering Indonesia, Jakarta/Indonesia	100.0	9	1
Nihon Schering K.K., Osaka/Japan	100.0	132	13
Schering Pty. Ltd., Sydney/Australia	100.0	19	5
Schering Korea Ltd., Seoul/Korea	100.0	32	2
Schering (Bangkok) Ltd., Bangkok/Thailand[3]	100.0	7	1

Africa
Schering (Pty.) Ltd., Midrand/South Africa	100.0	17	2

NOTES TO THE ANNUAL FINANCIAL STATEMENTS OF SCHERING AG FOR FISCAL YEAR 2005
(1) ACCOUNTING POLICIES
     Purchased intangible assets are carried at cost less straight-line amortization. The standard useful life is four to six years unless a different period is required, e.g., because of the life of a patent.
     Tangible fixed assets are carried at cost less depreciation for wear and tear. In addition to directly attributable costs, the cost of self-constructed assets also includes appropriate indirect costs and depreciation. Investment subsidies reduce cost. In the case of buildings, depreciation is charged on a straight-line basis over a maximum useful life of 40 years; movable items of tangible fixed assets are initially depreciated using the declining balance method, switching subsequently to straight-line depreciation; the useful life of technical equipment and machinery is between 10 and 20 years, and that of other equipment, operating and office equipment is between 5 and 10 years. Accelerated depreciation required by tax rules is presented in special tax-allowable reserves.
     Equity Investments are carried at cost. Non-Interest-bearing and low-interest loans are carried at their present value.
     Where the value of items of fixed assets measured in accordance with the principles set out above is higher than their fair value at the balance sheet date, the carrying amount is written down. If it emerges in a subsequent fiscal year that the reasons for this no longer apply, the amount of this write-down is reversed to reflect the increase in value, up to a maximum of the amount that would have resulted if the assets had been depreciated during that period.
     Inventories are carried at cost using permitted simplified measurement options, or at the lower market values. In addition to directly attributable costs, cost also includes indirect labor and materials costs, as well as depreciation. In addition, the cost of sales presented in the income statement also includes expenses relating to unutilized capacity and expenses for voluntary social benefits and old-age pensions.
     Valuation allowances take account of identifiable specific risks in receivables.
     A global valuation allowance on receivables takes sufficient account of the general credit risk.
     Securities are carried at cost or at the lower market prices.
     Items of current assets are written down to reflect negative fluctuations in their value in the near future.
     Provisions for pensions are measured using the projected unit credit method and reflect future salary and pension adjustments; the minimum carrying amount of these provisions is the amount permitted under section 6a of the EStG (German Income Tax Act).
     Measurement basis and parameters:

–	Biometric measurement basis in accordance with the 2005 G mortality tables published by Prof. Dr. Klaus Heubeck
–	Discount rate	4.25%
–	Increase in salaries	2.5%
–	Increase in pension	1.5%
     The current service cost for the beneficiaries arises from the change in the provision for projected benefits. Actuarial gains and losses are deferred and recognized over the expected remaining service period of the employees participating in those plans, to the extent to which such gains and losses exceed 10% of the obligation.
     For employees joining after December 31, 2003, an employer-financed pension system has been introduced. During the contribution phase, Schering pays a monthly contribution into a fund established for this purpose which builds up pension capital by purchasing securities. The level of pension benefits payable depends upon the pension capital at the time of retirement. Since Schering guarantees that, at least, the total amount of contributions paid in will be available as pension capital at the time of retirement, this plan also has to be accounted for as a defined benefit plan.
     The other provisions take account of all identifiable risks and uncertain obligations. Provisions are recognized for deferred maintenance if the maintenance will be completed in the first three months of the following fiscal year.
     The amounts disclosed for contingent liabilities from guarantees and warranties correspond to the actual credit amounts utilized at the balance sheet date.
     Receivables and liabilities denominated in foreign currencies are measured at the exchange rate at the transaction date, or at the forward rate if they are hedged by forward transactions. Changes in exchange rates are recognized in the income statement.
     Gains and losses on the disposal of long-term financial assets and securities classified as current assets are presented in the financial result. The same applies to all income and expenses from derivative financial instruments if the income and expenses from the underlyings are also attributable to the financial result.

BALANCE SHEET
DISCLOSURES
(AMOUNTS IN € THOUSAND, UNLESS
OTHERWISE STATED)
(2) FIXED ASSETS
     The breakdown of the asset items combined in the balance sheet and their changes in 2005 are presented on pages 4 and 5.
(3) INTANGIBLE ASSETS
     The additions to industrial and similar rights and assets relate to computer software and product rights.
(4) TANGIBLE FIXED ASSETS

		Carrying	Carrying
	Additions	amounts	amounts
	2005	2005	2004
	€m	€m	€m
Berlin	64	361	365
Bergkamen	16	137	149

	80	498	514

(5) SHARES IN AFFILIATED COMPANIES
     The additions relate to the contribution of the Dermatology business area to Intendis GmbH, Berlin, the acquisition of the remaining shares in P.T. Schering Indonesia, Jakarta/Indonesia, and capital increases at other affiliated companies.
     Unless they are insignificant, the shareholdings of Schering AG are presented on pages 4 and 5.
     The complete list of the Group’s ownership interests is filed with the Commercial Register of the Charlottenburg Local Court, Berlin.
(6) OTHER LONG-TERM FINANCIAL ASSETS
     A write-down on an investment in a biotechnology company was reversed.
     The other loans relate primarily to loans to employees and a loan to a supplier.
(7) INVENTORIES

	2005	2004
Raw materials, consumables, and supplies	130,107	149,785
Work in process, finished goods and goods for resale	511,420	580,419

	641,527	730,204

(8) OTHER RECEIVABLES AND ASSETS

	2005	2004
Receivables from other investees and investors	12,932	5,892
of which due after more than 1 year	(11,000)	(—)
Other assets	174,153	133,033
of which due after more than 1 year	(5,624)	(3,082)

	187,085	138,925

(9) SECURITIES AND LIQUID ASSETS

	2005	2004
Treasury shares	166,513	166,513
Other securities	1,348,553	840,186
Checks, cash-in-hand, central bank and postal giro balances, bank balances	172,843	159,809

	1,687,909	1,166,508

(10) SUBSCRIBED CAPITAL, CAPITAL RESERVES

	2005	2004
Subscribed capital
Balance at January 1	194,000	194,000
Redemption of shares	—	—

Balance at December 31	194,000	194,000

Capital reserves
Balance at January 1	334,494	334,494
Appropriation	—	—

Balance at December 31	334,494	334,494

     The share capital amounts to €194,000,000 and is composed of 194,000,000 no-par value shares. Each share thus has a notional value of €1.00.
     In the previous year, 4,000,000 own shares were purchased at a total price of €166,513 thousand; these were held as treasury shares as of December 31, 2005.
     In 2005, Schering AG and other Group companies purchased 267,152 own shares at an average price of €53.69 per share to issue employee shares. The shares were offered to qualified employees at an average price of €27.33 per share.
     The Executive Board is authorized to purchase own shares of Schering AG until September 30, 2006 for purposes allowed under section 71(1) no. 8 of the AktG (German Stock Corporation Act). Shares with an aggregate notional value of €15,000,000 may be acquired on the basis of this authorization.
     In addition, the Executive Board is authorized until April 15, 2009 to increase the share capital with the approval of the Supervisory Board on one or on several occasions by issuing new shares for cash or non-cash consideration, provided that the overall increase in the share capital does not exceed a total amount of €97,000,000. Shareholders must be granted preemptive rights.
However, with the agreement of the Supervisory Board, the Executive Board is authorized to disapply shareholders’ preemptive rights:
a)	if the capital increase from cash contributions does not exceed a total amount of 10% of the share capital and the issue price of the new shares is not substantially below the quoted market price for the shares at the time the issue price is determined by the Executive Board; or
b)	if the capital increase is effected for the purpose of acquiring companies, equity interests, parts of companies, intellectual property rights, or other product rights against non-cash contributions; or
c)	to the extent necessary to allow holders of convertible bonds or bonds with warrants of Schering AG to subscribe for new shares; or

d)	to the extent necessary to settle fractions.
     The Executive Board is also authorized, with the agreement of the Supervisory Board, to issue convertible bonds and/or bonds with warrants on one or on several occasions in the period up to April 15, 2009. The aggregate principal amount of such bond issues may not exceed €600,000,000. Conversion rights or options on Schering AG shares may be issued up to a notional aggregate

€10,000,000 of share capital. Accordingly, the share capital of Schering AG may be contingently increased by up to €10,000,000 through the issue of up to 10,000,000 shares (Contingent Capital I). This contingent capital increase serves solely to redeem conversion rights and options.
     The share capital may be contingently increased by up to €5,000,000 (Contingent Capital II). However, this contingent capital increase will only be implemented to the extent that holders of stock options that have been issued until September 30, 2003 on the basis of the authorization by the Annual General Meeting on April 26, 2001 exercise their option rights, and that the options are not settled by the transfer of treasury shares or cash payments.
     Branches Investment Partners, LLC, San Diego/USA, notified us of the following in a communication dated September 22, 2004: On September 15, 2004, 4.90% of the shares and American Depositary Receipts in Schering AG were attributable to Brandes Investment Partners, LLC. Brandes’ interest dropped below the 5% threshold on September 15, 2004. On September 15, 2004, 5,836,633 shares and 3,670,957 American Depositary Receipts in Schering AG were attributable to Brandes as defined by the WpHG (German Securities Trading Act). Brandes does not hold any shares directly. All shares are attributable to Brandes in accordance with section 22 (1) No.6 WpHG by virtue of voting proxies and powers of attorney issued by its customers.
     Allianz Aktiengesellschaft, Munich, notified us in accordance with section 21 (1) WpHG of the following in a communication dated December 16, 2003:
“The share of voting rights of Schering AG held by AZ-Argos 19 AG, known in future by the name “Allianz Deutschland AG”, Königinstrasse 28, 80802 Munich, exceeded the 5% and 10% thresholds on November 17, 2005 as a result of internal restructuring within the Allianz Group and now amounts to 10.85%. These voting rights are attributable to AZ-Argos 19 AG in accordance with section 22 (1) sentence 1 no.1 WpHG.
The share of voting rights in Schering AG held by Allianz Aktiengesellschaft, Königinstrasse 28, 80802 Munich, has not changed in a notifiable manner.”
(11) REVENUE RESERVES

	2005	2004
Reserve for treasury shares	166,513	166,513
Other revenue reserves	870,954	717,954

	1,037,467	884,467

     The reserve for treasury shares was established by transfer from the other revenue reserves. €153 million was transferred from the net income to the other revenue reserves.
(12) SPECIAL TAX-ALLOWABLE RESERVES

	2005	2004
Write-downs of fixed assets in accordance with s. 14 BFG (Berlin Subsidies Act),
s. 6b EStG, s. 7 EStG, s. 7b EStG,
s. 7d EStG, s. 51 EStG, s. 35 EStR (Income Tax Guidelines),
s. 4 FördergebietsG (Regional Assistance Act), EntwHStG (Developing Countries Tax Act)	140,935	150,164
Reserves in accordance with s. 6b EStG	31,443	33,439

	172,378	183,603

     Net income for the fiscal year would have been €7 million lower excluding the €11 million change in special tax-allowable reserves recognized in the income statement.
     The expected income tax liability when the special tax-allowable reserves are reversed is approximately 39%.
(13) PROVISIONS FOR PENSIONS AND SIMILAR OBLIGATIONS

	2005		2004
Present value of pension benefit obligations		1,716,808		1,433,624
Unrecognized actuarial losses	–	443,706	–	193,443

Provisions for pensions		1,273,102		1,240,181
Provisions for similar obligations		25,554		22,803

		1,298,656		1,262,984

(14) OTHER PROVISIONS

	2005	2004
Provisions for taxes	107,067	71,937
Other provisions	365,394	485,774

	472,461	557,711

     The provisions for taxes relate to amounts for the period under review and for prior years.
     The other provisions contain amounts for bonuses, jubilee benefits, and early retirement benefits, other personnel expenses, environmental protection, restructuring, liability risks, maintenance, currency risks and other uncertain liabilities.
(15) LIABILITIES

	Due
	up to 1	more than 5	2005	2004
	year	years	Total	Total
Liabilities to banks	3,541	—	226,411	193,302
of which collateralized by mortgages	(-)	(-)	(-)	(-)
Payments received on account of orders	1,579	—	1,579	116
Trade payables	199,710	309	201,289	152,101
Liabilities to affiliated companies	1,078,205	—	1,078,205	777,235
Liabilities to other investees and investors	1,636	—	1,636	1,021
Tax liabilities	2,072	—	2,072	4,523
Social security liabilities	9,799	—	9,799	10,287
Other liabilities and deferred income	73,625	—	81,158	71,475
of which collateralized by mortgages	(-)	(-)	(-)	(-)

	1,370,167	309	1,602,149	1,210,060

(16) TOTAL AMOUNT OF COLLATERALIZED LIABILITIES
     There were no collateralized liabilities as of December 31, 2005.
(17) CONTINGENT LIABILITIES AND OTHER FINANCIAL COMMITMENTS

2005
Contingent liabilities
Liabilities from guarantees relating to affiliated companies	7,426
Liabilities from warranties	11,615

Other financial commitments
Liabilities from rental and leasing agreements	58,123
Liabilities from research agreements	297,321
Approved investments in fixed assets	85,600

Total amount	441,044

of which commitments to affiliated companies	52,021

INCOME STATEMENT DISCLOSURES
(AMOUNTS IN € THOUSAND, UNLESS OTHERWISE STATED)
(18) SALES

	2005	2004	Change
	€m	€m	%
Breakdown by region
Europe Region	1,507	1,346	+	12
United States Region	340	329	+	3
Japan Region	202	192	+	5
Latin America/Canada Region	246	198	+	24
Asia/Pacific Region	143	135	+	6
Other Activities	143	202	–	29

	2,581	2,402	+	7

Sales by Business Area*)
Gynecology&Andrology	977	867	+	13
Specialized Therapeutics	617	551	+	12
Diagnostic Imaging	587	575	+	2
Oncology	217	206	+	5
Other Activities	183	203	-	10

	2,581	2,402	+	7

*)	We strategically realigned our business portfolio as part of our FOCUS initiative. In this context, we redefined our business and indication areas in some cases. The previous year’s figures were adjusted accordingly.
(19) COST OF SALES, GROSS PROFIT
     The cost of sales consists of the cost of goods sold and the cost of merchandise sold. The ratio of gross profit to sales is 62%.
(20) ENGINEERING AND ADMINISTRATION COSTS
     Engineering and administration costs include costs of production management and planning, factory safety and administration, environmental protection, technology cost centers such as workshops, energy production, utilities and waste disposal (only to the extent that these costs are not internally reallocated to the consuming functions), training, and general administration, such as human resources, purchasing, financial control, and accounting.
(21) OTHER OPERATING INCOME

	2005	2004
Income from the reversal of Special tax-allowable reserves	13,119	15,219
Income from foreign currency hedges and monetary transactions	100,236	164,036
License and commission income	82,707	99,165
Income from providing services to third parties	81,512	64,786
Reversal of provisions following an agreement in connection with the sale of Aventis CropScience	79,056	—
Miscellaneous	91,708	52,054

	448,338	395,260

(22) OTHER OPERATING EXPENSES

	2005	2004
Expenses from appropriations to special tax-allowable reserves	1,894		3,704
Expenses from foreign currency hedges and monetary transactions	140,902		117,758
Additional expense from declining balance depreciation and write-downs	54	–	2,371
Cost of providing services to third parties	75,334		64,148
Miscellaneous	54,224		22,884

	272,408		206,123

(23) NET INCOME FROM LONG-TERM EQUITY INVESTMENTS

	2005		2004
Income from profit transfer agreements		81,657		26,627
Income from long-term equity investments		62,011		9,420
of which from affiliated companies		(62,011)		(9,420)
Reversals of write-downs of long-term equity investments		1,153		28,688
Cost of loss absorption		1	–	1,483
of which from affiliated companies	(–	1)	(–	1,483)
Losses on the disposal of long-term equity investments		—	–	3,283

		144,820		59,969

(24) INTEREST RESULT

	2005		2004
Income from other securities and long-term loans		1,371		850
Other interest and similar income		28,790		63,294
of which from affiliated companies		(450)		(409)
Interest component of addition to Provisions for pensions	–	71,117	–	70,693
Other interest and similar expenses	–	71,395	–	21,606
of which to affiliated companies	(–	18,909)	(–	18,301)

	–	112,351	–	28,155

(25) OTHER FINANCIAL RESULT

	2005		2004
Write-downs of loans and securities classified as current assets	–	9,693	–	16,285
Reversals of write-downs of securities classified as current assets		24,510		1,628
Other financial income		5,500		5,586
Other financial expenses	–	2,859	–	1,679

		17,458	–	10,750

     Gains and losses on the disposal of other loans and securities classified as current assets, as well as gains and losses on interest rate derivatives, are presented in other financial income and expenses.

(26) EXTRAORDINARY EXPENSE
     €9,955 thousand of the extraordinary expense for the previous year relates to the recognition of a provision for a compensation payment to Berlex Inc., Montville, U.S.A., on the basis of an agreement with the German and U.S. tax authorities.
     In addition, this item included expenses of €50,742 thousand relating to capacity adjustments and the restructuring of production.
(27) INCOME TAXES
     €129 million of income taxes was attributable to the result from ordinary activities.
     The extraordinary expense reduced the income tax expense in the previous year by €9 million.
(28) OTHER TAXES
     To the extent that they are attributable to the operating functions, the other taxes are included in the corresponding income statement line items; in other cases, they are recorded in other operating expenses. The expense amounted to €2 million.
(29) COST OF MATERIALS

	2005	2004
	€m	€m
Cost of raw materials, consumables, and supplies and of purchased merchandise	644	632
Cost of purchased services	131	144

	775	776

(30) PERSONNEL COSTS/EMPLOYEES

	2005	2004
	€m	€m
Personnel expenses
Wages and salaries	432	436
Social security and support payments	72	76

	504	512
Pensions	21	22

	525	534

	2005 (FTEs*)	2005	2004
Number of employees (annual average)
Production	3,103	3,258	3,831
Research and development	2,139	2,248	2,282
Administration	1,663	1,728	1,678
Marketing and sales	274	278	278

	7,179	7,512	8,069

*	Effective 2006, reporting of this item has been converted to full-time equivalents (FTEs). Part-time employees have been included in accordance with their contractually agreed working hours. The adjusted figures for 2005 have been provided here for comparative purposes.

(31) TOTAL REMUNERATION OF THE SUPERVISORY BOARD AND THE EXECUTIVE BOARD
     The total remuneration of the members of the Supervisory Board (in € thousand) is broken down as follows:

	Fixed		Variable	Long-term
	compen-	Committee	compen-	compen-
	sation	functions	sation*)	sation	Total
Dr. Giuseppe Vita (Chairman)	79	120	112	41	352
Norbert Deutschmann (Vice Chairman)	39	120	55	20	234
Dr. Karl-Herrmann Baumann	35	75	50	18	178
Hans-Georg Bleeck	35	0	50	18	103
Prof. Dr. Piet Borst	35	30	50	18	133
Dr. Mathias Döpfner	35	0	50	18	103
Prof. John A. Dormandy	35	30	50	18	133
Dr. Reiner Hagemann	35	60	50	18	163
Johannes Heitbaum	35	0	50	18	103
Dr. Martin Kohlhaussen	35	0	50	18	103
Hermann-Josef Lamberti	35	0	50	18	103
Dr. Hans-Peter Niendorf	35	30	50	18	133
Detlef Pfotenhauer	35	0	50	18	103
Dr. Ulrich Sommer	35	30	50	18	133
Sabine Süpke	35	30	50	18	133
Heinz-Georg Webers	35	60	50	18	163

	608	585	867	313	2,373

*)	Linked to the share price performance over a period of three years

     The total remuneration of the members of the Executive Board (in € thousand) is broken down as follows:

	Fixed	Variable	Stock
	compen-	compen-	options	Other
	sation	sation	granted	*)	Total
Dr. Hubertus Erlen (Chairman)	720	2,175	605	24	3,524
Dr. Karin Dorrepaal	540	1,624	404	22	2,590
Dr. Ulrich Köstlin	540	1,624	404	22	2,590
Lutz Lingnau	540	1,624	50	390	2,604
Marc Rubin, MD	540	1,624	202	203	2,569
Dr. Jörg Spiekerkötter	540	1,624	404	24	2,592
Prof. Dr. Günter Stock	540	1,624	404	27	2,595

	3,960	11,919	2,473	712	19,064

*)	Non-cash benefits in the form of company cars, jubilee payments, and subsidies for insurance. Members of the Executive Board based in the U.S. receive benefits for dual housekeeping and a compensation for increased cost of living.
     A provision in the total amount of €24,628 thousand has been recognized for the pension obligations to former members of the Executive Board and their surviving dependents; benefits paid for the period under review amounted to €2,120 thousand.
     A directors’ and officers’ (D&O) liability insurance policy has been taken out for the members of the Supervisory and Executive Boards. The deductible is €25 thousand for members of the Supervisory Board and €50 thousand for members of the Executive Board.
     Dr. Giuseppe Vita received €1,119 thousand as a result of his exercising options granted to him in his previous capacity as a member of the Executive Board under the 2000 stock option plan.
     The members of the Supervisory and Executive Boards are listed on pages 18-21.
(32) DECLARATION OF CONFORMITY WITH THE GERMAN CORPORATE GOVERNANCE CODE
     In December 2005 the Executive Board and Supervisory Board issued the declaration of conformity in accordance with section 161 AktG. The declaration has been published on our homepage at www.schering.de. For further information, please refer to the chapter of the Annual Report entitled “Corporate Governance”.
(33) AUDITORS’ FEES AND SERVICES
     The fees billed by BDO for professional services rendered to Schering AG were as follows:

	2005	2004
Auditing the financial statements	1,884	1,842
Other assurance services	282	255
Tax advisory services	22	27
Other services	67	—

	2,255	2,124

(34) DERIVATIVE FINANCIAL INSTRUMENTS
     As we operate on a global basis, Schering AG is subject to various market risks. We make use of exchange-traded and over-the-counter derivative financial instruments to reduce currency and interest-rate risks resulting from anticipated transactions and from existing assets and liabilities. We also use derivative financial instruments to manage the asset and maturity profile of our investment portfolio.
     Market risks resulting from open derivative positions are estimated by a risk assessment system using a simulation of historical data. Various measures have been put in place to manage the risks. These include the definition of limits for individual classes of instruments, the organizational segregation of dealing, settlement and accounting as well as supervision and the regular reporting on open positions and results based on mark-to-market valuations. The following derivative positions were open at the balance sheet date:

		Notional amount		Fair value		Carrying amount
		2005	2004	2005	2004	2005	2004
		€ m	€ m	€ m	€ m	€ m	€ m
Currency hedging of anticipated sales and expenses
Currency forwards	Calls	66	30	—	—	—	—
	Puts	591	516	– 6	6	—	—

Options	Calls	—	15	—	– 1	—	– 1
	Puts	64	35	1	2	1	1

Currency hedging of assets and liabilities
Currency forwards	Calls	704	406	8	– 5	—	—
	Puts	1,130	647	– 8	11	—	—

Asset and liability management
Options	Calls	166	167	39	44	31	34
	Puts	70	62	– 16	– 15	– 12	– 12

Swaps	Calls	161	8	3	2	—	—
	Puts	161	8	– 2	– 2	—	—

Interest rate futures	Calls	19	94	—	—	6	13
	Puts	6	78	—	—	1	2
     The underlying exposure in each currency is defined as the net amount of receivables and liabilities on the balance sheet date on the one hand and anticipated cash flows for the next 12 months on the other hand.
     The measurement of hedging instruments at fair value is based on quoted market prices or reference rates such as the EC8 reference rates, or on the application of established valuation models such as the Black-Scholes option pricing model. When using this model of measuring currency options, parameters are employed that reflect market conditions on the reporting date. The volatility parameter is derived from interbank trading for comparable transactions.
     The carrying amounts of paid option premiums and margin payments for interest rate futures are reported in the balance sheet item other assets. The carrying amounts of option premiums received are contained in other liabilities.

PROPOSAL FOR THE APPROPRIATION OF UNAPPROPRIATED PROFIT
     Following the appropriation of €153,000 thousand to revenue reserves from the net income for fiscal year 2005, the remaining unappropriated profit amounts to €232,800 thousand, including retained profits of €4,000 thousand brought forward. We are proposing to the Annual General Meeting that the unappropriated profit be utilized to distribute a dividend of €1.20 per dividend-bearing share. The amount of unappropriated profit attributable to treasury shares shall be carried forward to new account.
Berlin, February 14, 2006
Schering Aktiengesellschaft
The Executive Board
Erlen            Dorrepaal            Kostlin
Metternich            Rubin            Spiekerkötter
AUDITORS’ REPORT
     We have audited the annual financial statements — comprising the balance sheet, income statement, and the notes — together with the bookkeeping system, of Schering Aktiengesellschaft, Berlin, and its report on the position of the Company and the Group prepared by the Company for the fiscal year from January 1, 2005 to December 31, 2005. The maintenance of the books and records and the preparation of the annual financial statements and the report on the position of the Company and the Group in accordance with German commercial law are the responsibility of the Company’s management. Our responsibility is to express an opinion on the annual financial statements, together with the bookkeeping system, and the report on the position of the Company and the Group, based on our audit.
     We conducted our audit of the annual financial statements in accordance with section 317 of the HGB (German Commercial Code) and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position, and results of operations in the annual financial statements in accordance with German principles of proper accounting, and in the report on the position of the Company and the Group, are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Company, and evaluations of possible misstatements, are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the books and records, the annual financial statements and the report on the position of the Company and the Group are examined primarily on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the annual financial statements and the report on the position of the Company and the Group. We believe that our audit provides a reasonable basis for our opinion.
     Our audit has not led to any reservations.
     In our opinion, the annual financial statements comply with the provisions of German commercial law and give a true and fair view of the net assets, financial position, and results of operations of the Company in accordance with German principles of proper accounting. The report on the position of the Company and the Group is consistent with the annual financial statements, as a whole provides a suitable understanding of the position of the Company and the Group and suitably presents the risks and opportunities of future development.
Berlin, February 27, 2006
BDO Deutsche Warentreuhand
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Schumacher	Eckmann
Wirtschaftsprüfer	Wirtschaftsprüfer

SUPERVISORY BOARD
Dr. Giuseppe Vita, Berlin; * Apr. 28,1935
Chairman of the Supervisory Board
First elected: Apr. 26, 2001
Term of office: until the Annual General Meeting
(AGM) in 2009
Chairman of the Supervisory Board
- Axel Springer Verlag AG, Berlin
- HUGO BOSS AG, Metzingen
Member of the Supervisory Board
- AlIianz Lebensversicherungs-AG, Stuttgart
- Medical Park AG, Bad Wiessee
  (until Dec. 31,2005)
  Vattenfall Europe AG, Berlin
Chairman of the Administrative Board
- Riunione Adriatica di Sicurta (RAS) S.p.A.,
  Milan
Member of the Administrative Board
- Techosp S.p.A., Milan
- Marzotto S.p.A., Valdagno
- Barilla S.p.A., Parma
Norbert Deutschmann, Berlin; * Apr. 11, 1951
Vice Chairman of the Supervisory Board
First elected: Apr. 27, 1999
Term of office: until the AGM in 2009
Chairman of the Berlin Works Council
of Schering AG, Berlin
Dr. rer. oec. Karl-Hermann Baumann, Munich; *July 22, 1935
First elected: May 4, 1994
Term of office: until the AGM in 2009
Member of the Supervisory Board
- E.ON AG, Dusseldorf
- Linde AG, Wiesbaden
Hans-Georg Bleeck, Dipl.-Volkswirt, Berlin;* Jan. 28,1952
First elected: Apr. 16, 2004
Term of office: until the AGM in 2009
Member of the Works Council of Schering AG,
Berlin
Prof. Dr. Piet Borst, Amsterdam; * July 5,1934
First elected: Feb. 9, 2000
Term of office: until the AGM in 2006
Professor of Clinical Biochemistry,
University of Amsterdam
Director Emeritus of the Netherlands
Cancer Institute, Amsterdam
Dr. Mathias Döpfner, Berlin; * Jan. 15, 1963
First elected: Apr. 26, 2001
Term of office: until the AGM in 2009
Chairman of the Executive Board
- Axel Springer Verlag AG, Berlin
Member of the Supervisory Board
- ProSiebenSat.1 Media AG, Unterföhring
  (Group mandate)
- AKTUELL Presse-Fernsehen GmbH,
  Hamburg
- dpa Deutsche Presse Agentur GmbH,
  Hamburg
- Leipziger Verlags-und Druckereigesellschaft
  mbH & Co. KG, Leipzig
Prof. John A. Dormandy, D.Sc. FRCS, London; * May 5, 1937
First elected: Apr. 30, 1996
Term of office: until the AGM in 2009
Emeritus Professor of Vascular Sciences,
University of London
Honorary Consultant Vascular Surgeon
Director, Vascular Clinical Research Unit,
St. George’s Hospital, London
Dr. rer. pol. Reiner Hagemann, Munich; * Dec, 7, 1947
First elected: Jan. 1, 1997
Term of office: until the AGM in 2009
Member of the Supervisory Board
- E.ON Energie AG, Munich
Johannes Heitbaum, Werne; * June 10, 1963
First elected: Apr. 27,1999
Term of office: until the AGM in 2009
Vice Chairman of the Bergkamen Works
Council of Schering AG, Berlin
Dr. h.c. Martin Kohlhaussen, Bad Homburg v.d.H.; * Nov. 6,1935
First elected: Apr. 30, 1996
Term of office: until the AGM in 2009
Chairman of the Supervisory Board
- Commerzbank AG, Frankfurt/Main
- Hochtief AG, Essen
Member of the Supervisory Board
- Bayer AG, Leverkusen
- Heraeus Holding GmbH, Hanau
- ThyssenKrupp AG, Düsseldorf
- Verlagsgruppe Georg von Holtzbrinck
  GmbH, Stuttgart

Hermann-Josef Lamberti, Königstein im Taunus;* Feb. 5, 1956
First elected: Apr. 26, 2001
Term of office: until the AGM in 2009
Member of the Executive Board
- Deutsche Bank AG, Frankfurt/Main
Chairman of the Supervisory Board
- Deutsche Bank Privat- und Geschäfts-
  kunden AG, Frankfurt/Main
  (Group mandate)
Member of the Supervisory Board
- Carl-Zeiss-Stiftung, Oberkochen
- Deutsche Börse AG, Frankfurt/Main
Member of the Advisory Board
- Barmnenia Versicherungen, Wuppertal
Member of the Board of Directors
- Fiat S.p.A., Turin
Dr. med. Hans-Peter Niendorf, Berlin; * June 25, 1946
First elected: Apr. 27, 1999
Term of office: until the AGM in 2009
Senior Medical Advisor, Diagnostic Imaging,
Schering AG, Berlin
Detlef Pfotenhauer, Weimar; * Aug. 31,1956
First elected: Apr. 16, 2004
Term of office: until the AGM in 2009
Chairman of the Works Council of Schering
GmbH und Co. Produktions KG, Weimar
Chairman of the Group Works Council of
Schering AG, Berlin
Dr. rer. oec. Ulrich Sommer, Berlin; * June 1, 1947
First elected: Apr. 27, 1999
Term of office: until the AGM in 2009
Area Manager Marketing Europe Region,
Schering AG, Berlin
Sabine Süpke, Berlin; * Jan. 7, 1964
First elected: Apr. 16, 2004
Term of office: until the AGM in 2009
District manager, IG BCE for the Berlin-
Mark Brandenburg district
Heinz-Georg Webers, Bergkamen; * Dec. 27,1959
First elected: Apr. 27, 1999
Term of office: until the AGM in 2009
Chairman of the Company Works Council and
Chairman of the Bergkamen Works Council of
Schering AG, Berlin
Committees established by the Supervisory Board
Executive Committee
Dr. Giuseppe Vita (Chairman)
Norbert Deutschmann
Dr. Reiner Hagemann
Sablne Süpke
Audit Committee
Dr. Karl-Herrmann Baumann (Chairman)
Norbert Deutschmann
Dr. Giuseppe Vita
Heinz-Georg Webers
Nomination and Compensation Committee
Dr. Giuseppe Vita (Chairman)
Norbert Deutschmann
Dr. Reiner Hagemann
Heinz-Georg Webers
Research and Development Committee
Dr. Giuseppe Vita (Chairman)
Prof. Dr. Piet Borst
Norbert Deutschmann
Prof. John A. Dormandy
Dr. Hans-Peter Niendorf
Dr. Ulrich Sommer
Committee stipulated by section 27(3) MitbestG
Hans-Georg Bleeck
Norbert Deutschmann
Dr. Reiner Hagemann
Dr. Giuseppe Vita

EXECUTIVE BOARD

	Dr. Hubertus Erlen	Dr. Karin Dorrepaal	Dr. Ulrich Köstlin	Lutz Lingnau
	Chairman of the Executive	Member of the Executive	Member of the Executive	Member of the Executive
Position held	Board	Board	Board	Board

Place of	Berlin	Berlin , Germany	Berlin, Germany	Mendham, NJ, U.S.A.
residence	June 7, 1943	March 6, 1961	December 31, 1952	March 9, 1943
Date of birth	July 1, 1985- June 30,	September 1, 2004 -	June 1, 1994 - May 31,	January 1, 2001- December
Term of office	2008	August 31, 2007	2009	31, 2005

Responsibility	Strategy and Business	Diagnostic Imaging,	Europe Region,	until December 31, 2005
within	Development,	Medrad, Inc.,	United States Region,	United States Region
Schering Group	Corporate Communication,	Industrial Operations &	Japan Region,	Specialized Therapeutics,
	Senior Executives,	Environment, Procurement	Latin America/Canada	Dermatology
	Corporate Audit, Code of		Region,
	Conduct Compliance		Asia/Pacific Region
Marketing & Sales

Membership in	Member of the Supervisory	Member of the Supervisory	Member of the Supervisory
legally required	Board	Board	Board
supervisory	- Celesio AG, Stuttgart	- Schering Deutschland	- Lanxess AG, Leverkusen
Boards		Holding AG, Hamburg
in Germany		(Group mandate)
- ALBA AG, Berlin

Membership in	Chairman of the	Member of the Board of	Chairman of the Board of	Chairman of the
comparable	Board of Directors	Directors	Directors	Board of Directors
control bodies of	- Schering Berlin Inc.,	- Schering Berlin Inc.,	- Nihon Schering K.K.,	- Berlex, Inc., U.S.A.
companies in	U.S.A.	U.S.A.	Japan	- Medrad, Inc., U.S.A.
Germany and	(until Dec. 31, 2005)	(until Dec. 31, 2005)		(until Dec. 31, 2005)
abroad			Member of the Board of
	Member of the Curatorship	Member of the Supervisory	Directors	Vice Chairman of the
	of the Bertelsmann Stiftung,	Board	- Schering Berlin Inc.,	Board of Directors
	Gütersloh	- Universiteit van	U.S.A.	- Schering Berlin Inc., U.S.A.
		Amsterdam/Hogeschool	(until Dec. 31, 2005)	(until Dec, 31, 2005}
		van Amsterdam,	- Schering Oy, Finland
Netherlands

Member of the Foundation
Board
H. Turnauer Foundation,
Vaduz, Liechtenstein
- Arepo Foundation, Vaduz,
Liechtenstein

Prof. Dr. Rainer Metternich	Marc Rubin, MD	Dr. Jörg Spiekerkötter	Prof. Dr. Dr. h. c. Günter Stock
Member of the Executive Board	Member of the Executive Board	Member of the Executive Board	Member of the Executive Board

Berlin	Englewood, NJ, USA	Kleinmachnow, Germany	Berlin, Germany
April 17, 1955	January 10, 1955	May 15, 1958	February 7, 1944
January 1, 2006 - December 31,	October 1, 2003 - September	April 15, 2002 - April 14, 2007	May 1, 1989 - December 31,
2008	30, 2008		2005
Research, Pre-clinical	Development,	Finance and Administration,	until Dec. 31, 2005
Development, Corporate Human	Gynecology&Andrology,	Corporate Controlling,	Gynecology&Andrology,
Resources	Specialized Therapeutics,	Information Technology,	Research
	Oncology	Corporate Risk Management,
Intendis GmbH

Member of the Supervisory
Board
- Gerling Allgemeine
Versicherungs-AG, Cologne

Member of the Supervisory	Chairman of the	Member of the	Member of the Supervisory
Board	Board of Directors	Board of Directors	Board
- BBB Management GmbH,	- Schering Berlin Inc., U.S.A.	- Schering Berlin Inc., U.S.A.	- Biomedizinischer Forschungs-
Campus Berlin-Buch, Berlin	- Berlex, Inc., U.S.A.	(until Dec. 31, 2005)	campus Berlin-Buch GmbH,
(as of Jan. 1, 2006)			Berlin
	Member of the Board of	Member of the Supervisory	- Klinikum Bayerische Julius-
	Directors	Board	Maximilians Universität
	- Schering Oy, Finland	- European School of	Würzburg
	- Surface Logix Inc., Boston,	Management and Technology
	USA	GmbH, Berlin	Member of the
Board of Directors
- Schering Berlin Inc., U.S.A.
(until Dec. 31, 2005)

Schering Aktiengesellschaft
13342 Berlin, Germany
Tel.: + 49-30-468-11 11
Fax: + 49-30-468-153 05
Internet: http://www.schering.de